U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended September 30, 2003

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3
may be directed to either:

David E. Ripka
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-2958

or

Michael C. Connelly
Deputy General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4580

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended September 30, 2003

Item 1. — ORGANIZATION CHART

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Xcel Energy Inc. (Xcel Energy)
Xcel Energy Retail Holdings Inc. (a)
XERS Inc.	Energy related	December 4, 2000	DE	100%	Operates as a retailer of electric power in targeted U.S. markets. XERS functions as an intermediary between energy producers, resellers and end-users.
Xcel Energy Cadence Inc. (a)	Energy related	August 28, 1997	CO	100%	Holds energy-related company
Cadence Network Inc.	Energy related	September 3, 1997	DE	22.22%	Energy management and consulting services; also brokering and marketing of energy commodities
Planergy International Inc. (a)	Energy related	January 2, 1990	TX	100%	Energy service to commercial and industrial customers
Planergy Services Inc. (a)	Energy related	July 30, 1987	DE	100%	Industrial energy audits
Planergy Services of California Inc.	Energy related	November 6, 1984	CA	100%	No significant operations
Planergy Capital Associates Inc.	Energy related	June 19, 1981	CA	100%	No significant operations
Planergy Energy Services Corp.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services of Houston Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services USA Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services of Texas Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Inc. (a)	Energy related	August 19, 1977	TX	100%	Energy service company
Planergy Limited	Energy related	May 13, 1997	Canada	100%	Energy service company
Xcel Energy Performance Contracting, Inc. (a)	Energy related	August 20, 1993	MN	100%	Provides energy marketing and performance contracting services
e prime Energy Marketing Inc.	Energy related	March 3, 1997	CO	100%	Provides retail gas marketing services
e prime Florida Inc.	Energy related	October 18, 1999	CO	100%	Provides retail gas marketing services
* e prime Georgia Inc.	Energy related	June 10, 1999	GA	100%	Inactive entity previously provided retail gas marketing services
Xcel Energy Ventures Inc. (a)

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Texas-Ohio Pipeline Inc.	Energy related	June 22, 1990	TX	100%	Owns and operates gas pipeline
Xcel Energy Wholesale Group Inc. (a)
NRG Energy, Inc. (a)	Energy related	May 29, 1992	DE	100%	Develops, organizes, owns and operates non-regulated energy-related businesses
James River Cogeneration Company	Energy related	January 15, 2002	NC	50%	Owns the James River Station 110 MW facility in Virginia.
NRG Power Marketing Inc.	Energy related	August 18, 1997	DE	100%	Established to maximize the utilization and return of NRG’s generation assets and to mitigate the risk associated with those assets.
NRG New Jersey Energy Sales LLC	Energy related	March 22, 2002	DE	100%	Energy marketer in New Jersey.
NRG PacGen Inc. (a)	Energy related	October 28, 1997	DE	100%	Owns interests in cogeneration and competitive power producing projects.
Pacific Generation Company (a)	Energy related	August 3, 1984	OR	100%	Domestic holding company acquired by NRG; also a limited partner in Camas Power Boiler Limited Partnership
Camas Power Boiler Limited Partnership	Energy related	February 6, 1990	OR	100%	Owns waste-wood fired steam boiler in Camas paper mill in Washington
Camas Power Boiler Inc.	Energy related	February 6, 1990	OR	100%	General partner in Camas Boiler Limited Partnership
Energy National Inc. (a)	Energy related	September 13, 1984	UT	100%	Holding company
ESOCO, Inc. (a)	Energy related	February 1, 1989	UT	100%	Domestic holding company for individual ESOCO O&M companies
ESOCO Orrington Inc.	Energy related	February 1, 1989	UT	100%	Operates Penobscot Energy Recovery Company in Maine
Pacific Crockett Holdings, Inc.	Energy related	February 14, 1991	OR	100%	Domestic holding company for Pacific Crockett Energy Inc.
ONSITE Energy Inc. (a)	Energy related	January 22, 1986	OR	100%	Domestic holding company of ONSITE Soledad Inc. and ONSITE Marianas Corporation; also indirectly holds general partner interest in Mt. Poso project and limited partner interest in Turner Falls project
Pacific—Mt. Poso Corporation	Energy related	June 8, 1997	OR	100%	General partner in Mt. Poso Cogeneration Company, a California Limited Partnership
Turner Falls Limited Partnership	Energy related	June 19, 1987	DE	9%	Owns Turner Falls cogeneration facility in Massachusetts

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Pacific Generation Holdings Company	Energy related	January 12, 1995	OR	100%	Domestic holding company for Pacific Generation Funding
NRG Cadillac Inc. (a)	Energy related	April 15, 1997	DE	100%	Domestic holding company in Cadillac Renewable Energy LLC
Cadillac Renewable Energy LLC	Energy related	February 27, 1997	DE	100%	Owns wood-fired electric generation plant in Mich
O’Brien Cogeneration, Inc. II	Energy related	December 31, 1985	DE	100%	Owns and/or operates cogeneration facilities.
NEO Corporation (NEO) (a)	Energy related	May 27, 1993	MN	100%	Develops, owns and operates landfill gas, hydroelectric and small cogeneration projects in the U.S.
NM Colton Genco LLC	Energy related	March 18, 2002	DE	50%	Owns and operates landfill gas fueled electric generating facility on Colton landfill.
NM Mid Valley Genco LLC	Energy related	March 18, 2002	DE	50%	Owns and operates landfill gas fueled electric generating facility on Mid Valley landfill.
NM Milliken Genco LLC	Energy related	March 18, 2002	DE	50%	Owns and operates landfill gas fueled electric generating facility on Milliken landfill.
NEO Chester—Gen LLC	Energy related	July 13, 2000	DE	100%	Owns 3.4 MW cogeneration facility at Crozer Chester Hospital in Chester, Pennsylvania
NEO Freehold—Gen LLC	Energy related	July 13, 2000	DE	100%	Formed to acquire landfill gas project
NEO Landfill Gas Holdings Inc.	Energy related	April 8, 1996	DE	100%	Domestic holding company—provides O&M services for landfill gas projects
Four Hills LLC	Energy related	August 19, 1996	DE	50%	Landfill gas collection system for Nashua project in New Hampshire
NEO Ft Smith LLC	Energy related	October 14, 1997	DE	100%	Landfill gas collection system for project in Arkansas
NEO Hackensack LLC	Energy related	January 6, 1997	DE	100%	Landfill gas collection system for HMDC/Balefill/Kingsland
NEO Nashville LLC	Energy related	June 20, 1997	DE	100%	Landfill gas collection system for project in Tenn.
NEO Phoenix LLC	Energy related	January 4, 1996	DE	100%	Landfill gas collection system for project in Arizona
NEO Prima Deshecha LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in Orange County, California

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NEO Tajiguas LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for project in Santa Barbara, California
NEO Woodville LLC	Energy related	February 11, 1998	DE	100%	Landfill gas collection system for project in California
NEO—Montauk Genco Management LLC	Energy related	August 21, 2001	DE	100%	Manager of NEO—Montauk Genco LLC
NEO—Montauk Genco LLC	Energy related	August 17, 2001	DE	50%	Owner of landfill gas fueled power generation
MN San Bernardino Gasco I LLC (a)	Energy related	June 26, 1998	DE	100%	Landfill gas collection system for project in California
San Bernardino Landfill Gas Limited Partnership	Energy related	September 18, 1997	DE	95%	Limited partner to landfill gas collection system for project in California
NEO ECO 11 LLC	Energy related	May 9, 2000	DE	100%	Formed to acquire landfill gas project
Minnesota Methane II LLC (a)	Energy related	April 8, 1997	DE	50%	Owns and operates original 3 NEO/Ziegler landfill gas projects
MM Burnsville Energy LLC	Energy related	October 14, 1997	DE	50%	Landfill gas fueled power generation for Edward Kraemer landfill in Minnesota
Suncook Energy LLC	Energy related	October 14, 1997	DE	50%	Landfill gas fueled power generation for Nashua project in New Hampshire
Landfill Power LLC	Energy related	May 2, 1994	WY	50%	Owns and operates Flying Cloud landfill gas fueled power generation facility in Minnesota
MM Biogas Power LLC	Energy related	April 8, 1996	DE	50%	Domestic holding company—owns 100% interest in landfill gas fueled power generation projects not yet financed
MM Hackensack Energy LLC	Energy related	April 8, 1997	DE	50%	Landfill gas fueled power generation for HMDC/Balefill/Kingsland O’Brien project in New Jersey
MM Nashville Energy LLC	Energy related	June 20, 1997	DE	50%	Landfill gas fueled power generation for project in Tennessee
MM Phoenix Energy LLC	Energy related	January 20, 1998	DE	50%	Landfill gas fueled power generation for project in Arizona
MM Prima Deshecha Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in Orange County, California
MM Tajiguas Energy LLC	Energy related	January 20, 1998	DE	50%	Landfill gas fueled power generation for project in California

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

MM Woodville Energy LLC	Energy related	February 11, 1998	DE	50%	Landfill gas fueled power generation for project in California
MM San Bernardino Energy LLC	Energy related	December 30, 1998	DE	50%	Transport landfill gas for resale
NEO Landfill Gas Inc.	Energy related	April 8, 1996	DE	100%	Domestic holding company—holds 99% interest in landfill gas collection system projects.
Northbrook Acquisition Corp.	Energy related	December 23, 1994	DE	50%	Domestic holding company in STS Hydropower
Northbrook Carolina Hydro LLC	Energy related	October 5, 1995	DE	50%	Owns and operates hydroelectric power plants in North Carolina and South Carolina
Northbrook Energy, LLC	Energy related	November 4, 1994	DE	50%	Develops hydroelectric power projects in the U.S.
Northbrook New York, LLC	Energy related	June 21, 1999	DE	30%	Holds interest in Northbrook Acquisition Corp
O’Brien Biogas (Mazzaro) Inc	Energy related	February 26, 1990	DE	50%	Landfill gas collection system for project in Pennsylvania
O’Brien Standby Power Energy, Inc	Energy related	December 6, 1988	DE	50%	Landfill gas fueled power generation for SKB project in Pennsylvania
STS Hydropower Ltd. (a)	Energy related	August 11, 1987	MI	50%	Owns and operates hydroelectric projects in California, Colorado, Michigan, Virginia and Wash.
NRG Thermal LLC (a)	Energy related	October 25, 1999	DE	100%	Provides district heating and cooling systems in several cities in the U.S.
NRG Energy Center Smyrna LLC	Energy related	December 20, 2001	DE	100%	Operator of 45 MW plant located in Smyrna, Delaware.
NRG Energy Center Minneapolis LLC	Energy related	October 27, 1999	DE	100%	Owns and operates the district heating and cooling system serving customers in the downtown Minneapolis area
NRG Energy Center San Diego LLC	Energy related	October 27, 1999	DE	100%	Formed to own and operate San Diego Power & Cooling, a chilled water plant serving customers in downtown San Diego area
NRG Energy Center Rock Tenn LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with the sale of steam to Rock-Tenn Corporation in St. Paul
NRG Energy Center Paxton LLC	Energy related	April 25, 2000	DE	100%	Formed to own interest in cogeneration facility and sell steam to NRG Energy Center Harrisburg Inc.

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

NRG Energy Center Washco LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with the sale of steam to Anderson Corporation and the State of Minnesota Correctional Facility
NRG Energy Center Dover LLC	Energy related	July 12, 2000	DE	100%	Own 18 MW cogeneration facility and 80 MW expansion project in Dover, Delaware
NRG Thermal Services LLC	Energy related	July 5, 2000	DE	100%	This entity formed to hold the chiller plant assets and diesel services business for NRG Energy Center Harrisburg Inc.
NRG Energy Center Pittsburgh LLC	Energy related	October 27, 1999	DE	100%	Formed to own and operate the Pittsburgh Thermal district heating and cooling plant which currently serves approx 25 customers in the Pittsburgh area.
NRG Energy Center San Francisco LLC	Energy related	July 30, 1991	DE	48.09%	Provides district heating and cooling services in California
NRG Capital LLC (a)	Energy related	April 9, 2001	DE	100%	Sole member of construction revolver borrower
NRG Finance Company I LLC (a)	Energy related	February 6, 2001	DE	100%	Borrower under proposed construction revolver
Utility Engineering Corporation (UE) (a)	Energy related	August 14, 1985	TX	100%	Holds energy-related companies and is engaged in engineering, design and construction management, and invests in developing cogeneration and energy-related projects
Quixx Corporation (a)	Energy related	August 14, 1985	TX	100%	Invests in developing cogeneration and energy-related projects
Quixxlin Corporation (a)	Energy related	July 16, 1997	DE	100%	Owns .5% general partnership interest in Quixx Linden
Quixx Linden (GP)	Energy related	June 25, 1996	TX	0.50%	Owns and operates gas-fired cogeneration facility
Quixx Linden (LP)	Energy related	June 25, 1996	TX	49.5%	Owns and operates gas-fired cogeneration facility
Xcel Energy Markets Holdings Inc. (a)					Holding company for subsidiaries providing energy marketing services
e prime Inc. (a)	Energy related	January 30, 1995	CO	100%	Holds energy-related companies and engages in energy marketing, trading and providing energy services
Young Gas Storage Company (a)	Energy related	July 6, 1993	DE	100%	Hold energy-related company

Name of	Energy or			Percentage	Nature
Reporting	Gas Related	Date of	State of	Of Voting	Of
Company	Company	Organization	Organization	Securities Held	Business

Young Gas Storage Company Ltd.	Energy related	June 30, 1993	CO	47.5%	Owns & operates underground gas storage facilities
Johnstown Cogeneration Company LLC	Energy related	February 8, 1996	CO	50%	Operates cogeneration facility
Viking Gas Transmission (b)	Gas related	February 2, 1988	DE	100%	Natural gas transmission
NSP—Minnesota (a)
NSP Nuclear Corporation (a)	Energy related	November 19, 1999	MN	100%	Owns 20% interest in Nuclear Management Co.
Nuclear Management Company LLC	Energy related	February 26, 1999	WI	20%	Nuclear operating company that manages several nuclear plants for 5 different utilities.
Private Fuel Storage LLC	Energy related	September 6, 1995	DE	9.9%	Storage facility of spent nuclear fuel in Utah

(a) Directly and/or indirectly holds securities in energy/gas related companies.
(b) Entity was sold on January 17, 2003
# — new entity
* — inactive entity
LP: Limited Partner, GP: General Partner.

Narrative Description of Activities for Reporting Period

XERS Inc. — XERS, a nonregulated subsidiary of Xcel Energy, operates as a retailer of electric power in targeted U.S. markets. XERS functions as an intermediary between energy producers, resellers and end-users and is exposed to the business risks involved with these operations. Therefore, XERS enters into fixed or full requirements contracts ranging from one month to several years.

Cadence Network Inc. — Cadence Network Inc. provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Planergy International Inc. and subsidiaries — Planergy International Inc. consists of operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers.

e prime Energy Marketing Inc. — e prime Energy Marketing Inc. provides energy related products and services, which include natural gas marketing and trading.

e prime Florida Inc. — e prime Florida Inc. provides energy related products and services.

Texas-Ohio Pipeline Inc. — Small pipeline company that connects two major interstate pipelines.

James River Cogeneration Co. — Owns the James River Station 110 MW facility in Virginia.

NRG Power Marketing Inc. — Established to maximize the utilization and return of NRG’s generation assets and to mitigate the risk associated with those assets. NRG Power Marketing purchases and markets energy and energy related commodities including electricity, natural gas, oil, coal and emission allowances.

NRG PacGen Inc. — Owns interests in cogeneration and competitive power producing projects.

NRG Cadillac Inc. — Owns 50 percent of Cadillac Renewable Energy LLC, which owns a 38 MW wood fired plant located in Cadillac, Michigan.

O’Brien Cogeneration Inc. II — Owns and/or operates cogeneration facilities.

Narrative Description of Activities for Reporting Period (continued)

NEO Corporation — Develops, owns and operates landfill gas, hydroelectric and small cogeneration projects in the U.S.

NRG Thermal Corporation — Provides district heating and cooling systems in several cities in the U.S.

NRG Capital LLC — Sole member of construction revolver borrower.

Utility Engineering Corporation — Utility Engineering Corporation is engaged in engineering, design, construction management and other miscellaneous services. On January 1, 2000, UE acquired Quixx Corporation (“Quixx”) and its subsidiaries from NC Enterprises. Quixx’s primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments.

Quixx Linden LP — Quixx Linden LP owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. Quixx also directly holds a 49.5% limited partnership interest in Quixx Linden, L.P.

e prime Inc. (“e prime”) — e prime provides energy related products and services (directly and through its subsidiaries) which include, but are not limited to, energy marketing and trading and energy consulting. Also, e prime owns Young Gas Storage Company, which has a 47.5% interest in Young Gas Storage Company Ltd.

Johnstown Cogeneration Company LLC (“Johnstown”) — Johnstown is an electric cogeneration facility which e prime owns a 50% general partnership interest.

Nuclear Management Company — Nuclear operating company that manages several nuclear plants for 5 different utilities.

Private Fuel Storage LLC — Storage facility of spent nuclear fuel in Utah.

Item 2. — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

     ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company	Type of	Principal	Issue	Cost	Person to	Collateral	Consideration
issuing	security	amount	or	of	whom security	given with	received for
security	issued	of security	renewal	capital	was issued	security	each security

e prime Energy Marketing	ST Debt	$1,950	Renewal	1.2%	Xcel Energy Retail	None	$1,950
Xcel Energy Retail	ST Debt	933	Renewal	1.2%	Xcel Energy Cadence Inc.	None	933
Xcel Energy Retail	ST Debt	20,902	Renewal	1.2%	Planergy International Inc.	None	20,902
XERS Inc.	ST Debt	1,840	Renewal	1.2%	Xcel Energy Retail	None	1,840
Quixx Corporation	ST Debt	47,360	Renewal	1.2%	Utility Engineering Corp.	None	47,360
Quixx Corporation	ST Debt	10,900	Issue	1.2%	Utility Engineering Corp.	None	10,900
Utility Engineering Corp.	ST Debt	413	Renewal	1.2%	Applied Power Associates	None	413
Utility Engineering Corp.	ST Debt	2,150	Renewal	1.2%	Proto-Power Corporation	None	2,150
Utility Engineering Corp.	ST Debt	600	Issue	1.2%	Proto-Power Corporation	None	600
Utility Engineering Corp.	ST Debt	950	Renewal	1.2%	Universal Utility Services	None	950
Utility Engineering Corp.	ST Debt	200	Issue	1.2%	Universal Utility Services	None	200
Utility Engineering Corp.	ST Debt	675	Renewal	1.2%	Precision Resource Co.	None	675
Utility Engineering Corp.	ST Debt	300	Issue	1.2%	Precision Resource Co.	None	300
Utility Engineering Corp.	ST Debt	59,300	Renewal	1.2%	Xcel Energy Wholesale Inc.	None	59,300
Utility Engineering Corp.	ST Debt	10,700	Issue	1.2%	Xcel Energy Wholesale Inc.	None	10,700
e prime, Inc.	ST Debt	14,030	Renewal	1.2%	Xcel Energy Markets Inc.	None	14,030
e prime, Inc.	ST Debt	1,290	Issue	1.2%	Xcel Energy Markets Inc.	None	1,290
Texas—Ohio Pipeline Inc.	ST Debt	115	Renewal	1.2%	Xcel Energy Ventures Inc.	None	115

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company	Company	Amount of
Contributing	Receiving	Capital
Capital	Capital	Contribution

NSP Nuclear Corporation	Nuclear Management Company	$78
NSP—Minnesota	Private Fuel Storage	4

Item 3. — ASSOCIATED TRANSACTIONS

     Part I. — Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company	Associate Company	Types of Services Rendered	Direct	Indirect	Cost	Total
Rendering	Receiving		Costs	Costs	of	Amount
Services	Services		Charged	Charged	Capital	Billed

Utility Engineering Corp.	Public Service Company of Colorado	Engineering/Utility Professional Services	$19,705	—	—	$19,705
Utility Engineering Corp.	Southwestern Public Service Company	Engineering/Utility Professional Services	9,520	—	—	9,520
Utility Engineering Corp.	Xcel Energy Services Inc	Engineering/Utility Professional Services	971	—	—	971
Utility Engineering Corp.	NSP—Minnesota	Engineering/Utility Professional Services	3,939	—	—	3,939
Utility Engineering Corp.	Xcel International	Engineering/Utility Professional Services	102	—	—	102
Utility Engineering Corp.	NRG Energy Inc	Engineering/Utility Professional Services	215	—	—	215
e prime Inc.	Southwestern Public Service Company	Gas purchased	305	—	—	305
e prime Inc.	Utility Engineering	Gas purchased	3,701	—	—	3,701
e prime Inc.	e prime Florida Inc	Gas purchased	29	—	—	29
Viking Gas Transmission Co.	NSP—Minnesota	Gas transportation services	19	—	—	19

The above are cumulative amounts for the period January 1, 2003 through September 30, 2003.

Part II. — Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Receiving	Rendering	Services	Costs	Costs	of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed
Cadence Network Inc.	Xcel Energy Services Inc.	Administrative support; management services	$4	$—	$—	$4
Planergy International Inc.	Xcel Energy Services Inc.	Administrative support; management services	333	120	59	512
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	1,040	—	—	1,040
Quixx Linden LP	Quixx Corporation	Partnership management fee	75	—	—	75
Utility Engineering Corporation	Xcel Energy Services Inc.	Administrative support; management services	1,302	1,171	17	2,490
e prime Inc.	Xcel Energy Services Inc.	Administrative support; management services	1,071	208	7	1,286
e prime Inc.	Public Service Company of Colorado	Gas transportation services	85	—	—	85
e prime Inc.	XERS Inc.	Gas trading	733	—	—	733
NRG Energy Inc.	Xcel Energy Services Inc.	Administrative support; management services	1,321	1,664	226	3,211
XERS Inc.	Xcel Energy Services Inc.	Administrative support; management services	1,699	60	1	1,760
Energy Masters International	Xcel Energy Services Inc.	Administrative support; management services	27	1	—	28
e prime Energy Marketing Inc.	Xcel Energy Services Inc.	Administrative support; management services	91	3	—	94
Viking Gas Transmission Co.	Xcel Energy Services Inc.	Administrative support; management services	206	—	1	207

The above are cumulative amounts for the period January 1, 2003 through September 30, 2003.

Item 4. — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in thousands)

Total consolidated capitalization as of September 30, 2003	$11,720,297		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,758,045		Line 2

Greater of $50 million or line 2		$1,758,045	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy management services (Category I)	117,293
Brokering/Marketing services (Category V)	34,351
Utility engineering/construction services (Category VII)	6,823
Developing/Ownership QF’s (Category VIII)	829,719

Total current aggregate investment		988,186	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system		$769,859	Line 5
(line 3 less line 4)

Investments in gas-related companies:

NONE

Item 5. — OTHER INVESTMENTS (in thousands)

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference in
Business (a)	U-9C-3 Report	U-9C-3 Report	Other Investment

Brokering/Marketing services	$27,199	$27,199	N/A

Engineering and related services	$11,463	$11,463	N/A

Developing/Ownership QF’s	$85,713	$85,713	N/A

(a) Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies’ investments were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6. — FINANCIAL STATEMENTS AND EXHIBITS

A.	Financial Statements:

Exhibit A-1 Financial statements of XERS, Inc. for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-2 Financial statements of Cadence Network Inc. for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-3 Consolidated financial statements of Planergy International Inc. and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-4 Financial statements of e prime Energy Marketing Inc. for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-5 Financial statements of e prime Florida Inc. for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-6 Financial statements of Texas-Ohio Pipeline Inc. for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-7 Consolidated financial statements of James River Cogeneration Co. and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-8 Consolidated financial statements of NRG Power Marketing Inc. and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-9 Consolidated financial statements of NRG PacGen Inc. and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-10 Consolidated financial statements of NRG Cadillac Inc. and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-11 Consolidated financial statements of O’Brien Cogeneration Inc. II and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-12 Consolidated financial statements of NEO Corporation and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-13 Consolidated financial statements of NRG Thermal Corporation and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Item 6. — FINANCIAL STATEMENTS AND EXHIBITS (continued)

Exhibit A-14 Consolidated financial statements of NRG Capital LLC and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-15 Confidential financial statements of Utility Engineering Corporation and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-16 Financial statements of Quixx Linden, LP for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-17 Consolidated financial statements of e prime Inc. and subsidiaries for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-18 Financial statements of Johnstown Cogeneration Company LLC for the three and nine months ended September 30, 2003 — filed under confidential treatment pursuant to Rule 104(b).

SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.
/s/ David E. Ripka

David E. Ripka Vice President and Controller
November 26, 2003

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the third quarter of 2003 was filed with Xcel Energy Inc.’s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado 1580 Logan Street Denver, CO 80203	South Dakota Public Utilities Commission 500 E. Capitol Ave. Pierre, SD 57501

Public Service Commission of Wyoming Hansen Building, Suite 300 2515 Warren Avenue Cheyenne, WY 82002	Public Service Commission of Wisconsin 610 North Whitney Way Madison, WI 53707

Public Utility Commission of Texas 1701 N. Congress Avenue Austin, Texas 78711	Michigan Public Service Commission 6545 Mercantile Way, Suite 7 Lansing, MI 48911

New Mexico Public Regulation Commission 224 E. Palace Avenue Santa Fe, NM 87503	Arizona Corporation Commission 1200 West Washington Phoenix, AZ 85007

Kansas Corporation Commission 1500 SW Arrowhead Road Topeka, KS 66604

Oklahoma Corporation Commission 2101 N. Lincoln Blvd., Suite 130 Oklahoma City, OK 73105

Minnesota Public Utilities Commission 121 E. 7th Place, Suite 350 St. Paul, MN 55101

North Dakota Public Service Commission 600 East Blvd. Bismarck, ND 58505